Exhibit 99.1

                     CLEARY CANADIAN COMPLETES RESTRUCTURING

VANCOUVER, B.C., July 6, 2010 -- CLEARLY CANADIAN BEVERAGE CORPORATION (PK:
CCBEF) (the "Company"). The creditors of the Company, at a meeting held on April 1, 2010, approved a Proposal filed by the Company on March 17, 2010 under the BANKRUPTCY AND INSOLVENCY ACT (Canada). The Proposal was approved by the Supreme Court of British Columbia on April 26, 2010 and the order of the Court was entered on April 30, 2010 (the "Order"). Pursuant to the Order, the common shares of the Company (known as Limited Voting Shares) issued and outstanding as of May 26, 2010, are cancelled and the common shareholders of record of the Company as of May 26, 2010 are no longer shareholders of the Company. In addition, the Company has provided the required notice to the British Columbia Securities Commission that it is no longer a reporting issuer in British Columbia and the Company has made an application to the Ontario Securities Commission to cease to be a reporting issuer in Ontario.

About Clearly Canadian
Clearly Canadian Brands markets premium alternative beverages, including Clearly Canadian(R) sparkling flavoured waters which are distributed in the United States, Canada and various other countries. Clearly Canadian's acquisition of DMR Food Corporation and My Organic Baby Inc. marks the Company's debut into organic and natural products with a full line of organic baby and toddler foods under the brand names My Organic Baby and My Organic Toddler and a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

For further information please contact: investor@clearly.ca